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Exhibit 99.1 Letter of Arthur Andersen Representation

Exhibit 99.1

                          Letter of Arthur Andersen Representation

To the Securities and Exchange Commission:

        We received a letter from Arthur Andersen, dated April 1, 2002, representing that the audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,



/s/ Samuel Gulko


Samuel Gulko
Chief Financial Officer

Irvine, California
April 1, 2002